Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED MARCH 30, 2007, MARCH 31, 2006, APRIL 1, 2005,

APRIL 2, 2004, AND MARCH 28, 2003

(Dollars in Thousands)

	Fiscal Year Ended
	2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$5,346	$5,884	$6,856	$5,560	$12,554
Capitalized interest	262	606	469	27	—
Interest component of rental expense	14,407	12,838	13,229	8,962	12,985

Fixed charges	$20,015	$19,328	$20,554	$14,549	$25,539

Earnings:
Income from continuing operations before provision for income taxes	$80,341	$70,094	$56,154	$46,300	$14,129
Add: Fixed charges	20,015	19,328	20,554	14,549	25,539
Less: Capitalized interest	262	606	469	27	—

Total earnings (loss)	$100,094	$88,816	$76,239	$60,822	$39,668

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$100,094	$88,816	$76,239	$60,822	$39,668
Fixed charges	$20,015	$19,328	$20,554	$14,549	$25,539
Ratio	5.0	4.6	3.7	4.2	1.6
	(a)	(a)	(a)	(a)	(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.